EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended September 30		Year Ended December 31
	2014	2013	2013	2012	2011		2010	2009
Income from continuing operations (a)	$4,038	$4,274	$5,922	$4,635	$6,640		$4,641	$3,202

Add/(Subtract):
Net income attributable to noncontrolling interest	(8)	—	—	—	—		(72)	(51)
Adjusted income from equity investments (b)	44	82	52	163	(33)		(60)	(88)
	4,074	4,356	5,974	4,798	6,607		4,509	3,063

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,297	1,335	1,894	708	1,795		1,099	695
Interest and debt expense	52	93	118	130	135	(c)	116	140
Portion of lease rentals representative of the interest factor	35	44	68	59	60		57	57
	1,384	1,472	2,080	897	1,990		1,272	892
Earnings before fixed charges	$5,458	$5,828	$8,054	$5,695	$8,597		$5,781	$3,955

Fixed charges:
Interest and debt expense including capitalized interest	$194	$203	$269	$254	$221	(c)	$203	$218
Portion of lease rentals representative of the interest factor	35	44	68	59	60		57	57
Total fixed charges	$229	$247	$337	$313	$281		$260	$275

Ratio of earnings to fixed charges	23.87	23.60	23.90	18.19	30.59		22.23	14.38

Note: Argentine operations have been reflected as discontinued operations for all periods.
(a)
The year ended December 31, 2013 amount includes a $665 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., a $63 million after-tax gain for the sale of an investment in Carbocloro, a Brazilian chemical facility and $395 million of after-tax charges related to the impairment of non-producing domestic acreage. The year ended December 31, 2012 amount includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.

(b)	Represents adjustments to arrive at distributed income from equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.